EXHIBIT 99.16

VIA EDGAR

TO:

United States Securities and Exchange Commission

Re:

Asanko Gold Inc. (the "Company")

Annual Report on Form 40-F

Consent of Expert

This consent is provided in connection with the Company's annual report on Form 40-F for the financial year ended December 31, 2013, and any amendments thereto (the “Annual Report”), as filed by the Company with the United States Securities and Exchange Commission.  The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the financial year ended December 31, 2013 (the “Annual Information Form”).

I, Jeff Price, DO HEREBY CONSENT, to:

•

the use of my name and the disclosure of my involvement in the preparation of the mining geotechnical information that forms the basis for disclosure of a technical and scientific nature related to the Company’s Obotan Gold Project, Ghana, contained in the Annual Information Form, and

•

the inclusion and incorporation by reference of such information in the Annual Report.

Dated March 28, 2014

/s/ Jeff Price
Jeff Price PhD, FAusIMM(CP), FGS, MIE(Aust) Principal Consultant (Geotechnical Engineering) SRK Consulting (Australasia) Pty Ltd